FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca to supply Europe with up to 400 million doses of Oxford University's vaccine at no profit

13 June 2020 14:00 BST

AstraZeneca to supply Europe with up to 400 million
doses of Oxford University's vaccine at no profit

Company exploring further additional global
capacity to provide broad and equitable access

AstraZeneca has reached an agreement with Europe's Inclusive Vaccines Alliance (IVA), spearheaded by Germany, France, Italy and the Netherlands, to supply up to 400 million doses of the University of Oxford's COVID-19 vaccine, with deliveries starting by the end of 2020.

With today's agreement, the IVA aims to accelerate the supply of the vaccine and to make it available to other European countries that wish to participate in the initiative. The IVA is committed to providing equitable access to all participating countries across Europe.

AstraZeneca continues to build a number of supply chains in parallel across the world, including for Europe. The Company is seeking to expand manufacturing capacity further and is open to collaborating with other companies in order to meet its commitment to support access to the vaccine at no profit during the pandemic.

Pascal Soriot, Chief Executive Officer, said: "This agreement will ensure that hundreds of millions of Europeans have access to Oxford University's vaccine following approval. With our European supply chain due to begin production soon, we hope to make the vaccine available widely and rapidly. I would like to thank the governments of Germany, France, Italy and the Netherlands for their commitment and swift response."

The Company has recently completed similar agreements with the UK, US, the Coalition for Epidemic Preparedness Innovations and Gavi the Vaccine Alliance for 700 million doses, and it agreed a licence with the Serum Institute of India for the supply of an additional one billion doses, principally for low- and middle-income countries. Total manufacturing capacity currently stands at two billion doses.

Oxford University last month announced the start of a Phase II/III UK trial of AZD1222 in about 10,000 adult volunteers. Other late-stage trials are due to begin in a number of countries. AstraZeneca recognises that the vaccine may not work but is committed to progressing the clinical programme with speed and scaling up manufacturing at risk.

The Company's comprehensive pandemic response also includes rapid mobilisation of AstraZeneca's global research efforts to discover novel coronavirus-neutralising antibodies to prevent and treat progression of the COVID-19 disease, with the aim of reaching clinical trials in the next three to five months. Additionally, the Company has quickly moved into testing of new and existing medicines to treat the infection, including the CALAVI trials underway for Calquence (acalabrutinib) and the DARE-19 trial for Farxiga (dapagliflozin) in COVID-19 patients.

Financial Considerations
Today's announcement is not anticipated to have any significant impact on the Company's financial guidance for 2020; costs to manufacture the vaccine are anticipated to be offset by funding by governments.

AZD1222
ChAdOx1 nCoV-19, now known as AZD1222, was developed by Oxford University's Jenner Institute, working with the Oxford Vaccine Group. It uses a replication-deficient chimpanzee viral vector based on a weakened version of a common cold (adenovirus) virus that causes infections in chimpanzees and contains the genetic material of SARS-CoV-2 spike protein. After vaccination, the surface spike protein is produced, priming the immune system to attack COVID-19 if it later infects the body.

The recombinant adenovirus vector (ChAdOx1) was chosen to generate a strong immune response from a single dose and it is not replicating, so cannot cause an ongoing infection in the vaccinated individual. Vaccines made from the ChAdOx1 virus have been given to more than 320 people to date and have been shown to be well tolerated, although they can cause temporary side effects such as a temperature, influenza-like symptoms, headache or a sore arm.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 15 June 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary